SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                               (AMENDMENT NO. 8)*

                                SpatiaLight, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   847248 10 1
                                 (CUSIP Number)

                                 Robert A. Olins
                              c/o SpatiaLight, Inc.
                              Five Hamilton Landing
                                    Suite 100
                            Novato, California 94949
                                 (415) 883-1693
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 7, 2004**
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This Amendment No. 8 relates to events on various dates described herein. The date set forth above is the filing date.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                               Page 2 of 6
--------------------- --------------------------------------------------------------------------------------------
                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
         1
                      Robert A. Olins
--------------------- --------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)
                                                                                                           (b)
--------------------- --------------------------------------------------------------------------------------------
         3            SEC USE ONLY
--------------------- --------------------------------------------------------------------------------------------
                      SOURCE OF FUNDS
         4
                      OO
--------------------- --------------------------------------------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------- --------------------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                      United States of America
--------------------- --------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER
                                       4,482,275
           SHARES              ------- ---------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER
                                       0
          OWNED BY             ------- ---------------------------------------------------------------------------
            EACH
                                9     SOLE DISPOSITIVE POWER
          REPORTING                    4,482,275
                               ------- ---------------------------------------------------------------------------
         PERSON WITH
                                10    SHARED DISPOSITIVE POWER
------------------------------         0
                               ------- ---------------------------------------------------------------------------

--------------------- --------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      4,482,275
--------------------- --------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------- --------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.80%
--------------------- --------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON
                      IN
--------------------- --------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                               Page 3 of 6
--------------------- ------------------------------------------------------------------------------------------
                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
         1
                      Argyle Capital Management Corporation
--------------------- ------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)
                                                                                                           (b)
--------------------- ------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------
         3            SEC USE ONLY
--------------------- ------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------
                      SOURCE OF FUNDS
         4
                      WC
--------------------- ------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------- ------------------------------------------------------------------------------------------
--------------------- ------------------------------------------------------------------------------------------
                      CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                      Delaware
--------------------- ------------------------------------------------------------------------------------------
------------------------------ ------- -------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER
                                       3,577,633
           SHARES              ------- -------------------------------------------------------------------------
                                 8     SHARED VOTING POWER
        BENEFICIALLY                   0
                               ------- -------------------------------------------------------------------------
          OWNED BY               9     SOLE DISPOSITIVE POWER
            EACH                       3,577,633
                               ------- -------------------------------------------------------------------------
          REPORTING              10    SHARED DISPOSITIVE POWER
                                       0
         PERSON WITH
--------------------- ------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      3,577,633
--------------------- ------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------- ------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.42%
--------------------- ------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON
                      CO
--------------------- ------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 847248 10 1                                                Page 6 of 6

Item 1. Security and Issuer.

      This Amendment No. 8 amends and supplements Amendment No. 7 on Schedule 13D/A filed with the Securities and Exchange Commission on April 20, 2004 with respect to the Common Shares, par value $.01 per share ("Common Shares" or "Shares"), of SpatiaLight, Inc., a New York corporation ("SpatiaLight"). The principal executive offices of SpatiaLight are located at Five Hamilton Landing, Suite 100, Novato, California 94949.

      This Amendment No. 8 is being filed to reflect the acquisition of additional Common Shares and options to purchase Common Shares. Except as amended and supplemented herein, the information set forth in the Schedule 13D/A filing, as amended by Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 to the Schedule 13D/A filing, remains true and correct in all material respects.

Item 5. Interest in Securities of the Issuer.

      (a) - (b) At the date of this Amendment No. 8, (i) the Filing Persons beneficially own 8,059,908 Common Shares. The Filing Persons beneficially own, collectively, approximately 21.22% of the total number of Common Shares issued and outstanding1 (based upon information contained in the report on Form 10-Q filed by SpatiaLight on August 11, 2004, stating that there were 34,848,874 Common Shares outstanding as of August 3, 2004); and (ii) Mr. Olins beneficially owns 4,482,275 Common Shares which equals approximately 11.80% of Common Shares outstanding and Argyle Capital Management Corporation ("Argyle") beneficially owns 3,577,633 Common Shares which equals approximately 9.42% of Common Shares outstanding.

      At the date of this Amendment No. 8, Mr. Olins is the holder of options to purchase an aggregate of 2,775,000 Common Shares, of which options to purchase 179,583 shares were approved by the Board of Directors of SpatiaLight, Inc. (the "Board") on April 19, 2004, options to purchase 320,417 Shares were approved by the Board on January 12, 2004, options to purchase 200,000 Shares were approved by the Board on May 23, 2003, options to purchase 300,000 Shares were approved by the Board on January 1, 2003, options to purchase 775,000 Shares were approved by the Shareholders of SpatiaLight on June 8, 2001 and options to purchase 1,000,000 Shares were issued pursuant to SpatiaLight's 1999 Stock Option Plan. Of these options, 2,595,417 are currently exercisable and the remaining 179,583 are exercisable from and after January 7, 2005.

      At the date of this Amendment No. 8, Mr. Olins is the holder of 1,357,411 Common Shares and warrants to purchase 349,864 Common Shares, as described in Amendment No. 4.

      At the date of this Amendment No. 8, Argyle beneficially owns 3,248,786 Common Shares as described in Amendment No. 3, Amendment No. 6, Amendment No. 7 and Item 5(c) below.

      The filing of this Amendment No. 8 on Schedule 13D/A by the Reporting Persons shall not be construed as an admission that either such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities described in the Schedule 13D filed by such persons, as amended through this Amendment No. 8.

(1) The number of Common Shares beneficially owned by the Filing Persons, but not outstanding, which are subject to options, warrants, rights or conversion privileges, has been added to the number of outstanding Common Shares solely for the purpose of determining percentages of beneficial ownership by Robert A. Olins and/or Argyle Capital Management Corporation throughout this Amendment No.8.

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                               Page 5 of 6

      (c) The following transactions have been effected since the filing of the Amendment No. 7 on Schedule 13D/A:

      On April 29, 2004, Argyle Capital Management Corporation acquired 5,000 Shares in an open market transaction.

      On May 14, 2004, Argyle Capital Management Corporation acquired 5,000 Shares in an open market transaction.

      On May 17, 2004, Argyle Capital Management Corporation acquired 5,000 Shares in an open market transaction.

      On July 7, 2004, SpatiaLight granted Mr. Olins options to purchase 179,583 Common Shares.

      On August 25, 2004, Argyle Capital Management Corporation acquired 313,847 Common Shares from Adele Becker in a private transaction in consideration for past investment advisory services rendered by Argyle to Mrs. Becker's now deceased husband, Isidore A. Becker.

                                  SCHEDULE 13D

CUSIP NO. 847248 10 1                                               Page 6 of 6

      Signatures


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 3, 2004



                                     /s/ Robert A. Olins
                                     -------------------------------------------
                                     Robert A. Olins



                                     ARGYLE CAPITAL MANAGEMENT CORPORATION


                                     By: /s/ Robert A. Olins
                                        ----------------------------------------
                                         Robert A. Olins
                                         President